

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**





05046141

March 2, 2005

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, VA 23261

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Re: Dominion Resources, Inc.
Incoming letter dated February 11, 2005

Dear Ms. Wilkerson:

This is in response to your letters dated February 11, 2005 and February 15, 2005 concerning the shareholder proposal submitted to Dominion by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel





Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Patricia A. Wilkerson
Vice President and Corporate Secretary
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion



February 11, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Dominion Resources, Inc. – Shareholder Proposal

Ladies and Gentlemen:

This letter is to notify you that, in accordance with Rule 14a-8, we intend to exclude the enclosed shareholder proposal dated January 24, 2005 from our 2005 Proxy Statement because such proposal was received by the company after the deadline for submission. The deadline for submission of a shareholder proposal for our 2005 Proxy Statement was November 24, 2004 and the enclosed proposal was not received until January 24, 2005. While we recognize that this communication is being delivered less than 80 calendar days before the expected filing date of our 2005 Proxy Statement, the date of the shareholder proposal precluded this possibility.

Please feel free to call me if you need more information.

Very truly yours,

Patricia A. Wilkerson
Vice President and Corporate Secretary

Enclosure
cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

Janie

Subj: shareholder resolution
Date: 1/24/2005 9:14:08 AM Eastern Standard Time
From: Bartnaylor
To: Ej_marks@dom.com, patricia_a_wilkerson@dom.com

Corporate Secretary
Dominion Resources

As provided by the bylaws, I hereby notify the Corporate Secretary that I intend to bring the following resolution before the 2005 annual meeting:

Be it resolved that the shareholders urge the Company to invest in new electrical generation capacity from solar and wind sources to replace or add approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years."

My name and address: Bartlett Naylor
1255 N. Buchanan,
Arlington, Va.
22205

I am the beneficial holder of 100 common shares of stock. The shareholder of record is Schwab. My local branch, which can verify ownership, is 1845 K. St, Washington, D.C.

I have no material interest the matter to be raised at the meeting

Bartlett Naylor
Capital Strategies Consulting, Inc.
703.786.7286
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Patricia A. Wilkerson
Vice President and Corporate Secretary
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261


Dominion

February 15, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20541

Re: Dominion Resources, Inc. - Shareholder Proposal

Ladies and Gentlemen:

This letter is in supplement to our letter dated February 11, 2005 regarding a shareholder proposal dated January 24, 2005 (a copy of which correspondence is attached). In such letter we expressed our intent to exclude the shareholder proposal because it was received after the deadline for submission.

Pursuant to Rule 14a-8(e)(2) a proposal must be received at the company's principal executive office not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. As set forth in our previous letter, we did not receive the proposal until January 24, 2005. The deadline for submission of the proposal, as determined under Rule 14a-8(e)(2) and disclosed in our 2004 Proxy Statement was November 24, 2004, prior to our receipt of the proposal.

Rule 14a-8(e)(3) allows a shareholder to submit a proposal for a meeting other than a regularly scheduled annual meeting within a reasonable time before the proxy is printed and mailed. This rule does not apply to the proposal in question, as Dominion's 2004 annual meeting of shareholders is a regularly scheduled annual meeting.

We hereby request a waiver of the Rule 14a-8(j) requirement that a company must file its reasons for exclusion of a proposal no later than 80 days before it files its definitive proxy statement. Because the receipt date of the proposal from the shareholder was not received until after the 80 day deadline had already passed, it was not possible for Dominion to file its reasons for exclusion prior to such deadline.

Thank you for your assistance. Please feel free to call me if you need more information.

Very truly yours,

Patricia A. Wilkerson
Vice President and Corporate Secretary

Enclosure
cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2005

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Dominion Resources, Inc.
Incoming letter dated February 11, 2005

The proposal relates to a suggested investment.

We note that it is unclear whether the submission is a proposal made under rule 14a-8 or is a proposal to be presented directly at the annual meeting, a matter we do not address. To the extent that the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Dominion may exclude the submission under rule 14a-8(e)(2) because Dominion received it after the deadline for submitting proposals. We note in particular your representation that Dominion did not receive the submission until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Dominion omits the submission from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Dominion did not file its statement of objections to including the submission in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Dominion's request that the 80-day requirement be waived.

Sincerely,



Robyn Manos
Special Counsel